UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 11-K

(Mark one)
[X]  QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission File Number 001-35914

MURPHY USA INC. SAVINGS PLAN
(Full title of the Plan)

MURPHY USA INC.
(Name of issuer of securities held pursuant to Plan)

200 Peach Street, El Dorado, Arkansas	71730-5836
(Address of issuer's principal executive office)	(Zip Code)

Murphy USA Inc. Savings Plan

Table of Contents

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits as of December 31, 2018 and 2017	4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2018	5

Notes to Financial Statements	6

Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2018	10

All other supplemental schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted, as they are inapplicable or not required.

Signature	10

Exhibit 23: Consent of Independent Registered Public Accounting Firm	17

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants
Murphy USA Inc. Savings Plan
El Dorado, Arkansas

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Murphy USA Inc. Savings Plan (the Plan) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the "financial statements").  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplementary Information
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/BKD, LLP

We have served as the Plan's auditor since 2013.

Little Rock, Arkansas
June 26, 2019

Murphy USA Inc. Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2018 and 2017

	2018	2017
Assets
Beneficial interest in Master Trust net assets available for benefits (See Note 2)	$93,209,529	$91,456,296
Receivables
Profit sharing contributions	6,684,063	6,522,285
Notes receivable from participants	3,223,678	2,745,136
Net assets available for benefits	$103,117,270	$100,723,717

See accompanying notes to financial statements, page 6.

Murphy USA Inc. Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2018

Beneficial interest in the net investment income (loss) of Master Trust (see Note 2)	$(6,656,405)

Contributions:
Employer	10,788,078
Employee	5,740,505
Rollover from other plans	2,849,214
Total contributions	19,377,797
Interest income from notes receivable	154,561
Benefits paid directly to participants	(10,482,400)
Net change for the year	2,393,553
Net assets available for benefits at beginning of the year	100,723,717
Net assets available for benefits at end of the year	$103,117,270

 See accompanying notes to financial statements, page 6.

Murphy USA Inc. Savings Plan
Notes to Financial Statements

1. Summary of Significant Accounting Policies and Provisions of the Plan

Basis of Presentation

The accompanying financial statements of the Murphy USA Inc. Savings Plan ("the Plan") have been prepared on the accrual basis and present the net assets available for benefits to participants in the Plan and changes in net assets available for benefits.  These statements present the Plan's investments as a beneficial interest in the Master Trust (see Note 2). Investments are reported at fair value (except for fully benefit responsive investment contracts, which are reported at contract value.) Benefits are recorded when paid.  The Plan has made estimates in preparing the accompanying financial statements in accordance with accounting principles generally accepted in the United States of America.  Actual results could differ from those estimates.

Recently Issued Accounting Pronouncement

In February 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2017-06, Employee Benefit Plan Master Trust Reporting. This update clarifies how employee benefit plans will present and disclose investments in master trusts. Under the new guidance, a plan's interest in master trust balances and activities will be presented on the face of the plan's financial statements. Disclosures are enhanced to include the plan's interest in the master trust's investments by general type, and the master trust's and plan's interest in other assets and liabilities. This ASU is effective January 1, 2019 for the Plan and early adoption is permitted. Plan management chose not to early adopt and does not believe this guidance will have a significant impact on the Plan's financial statements.

In August 2018, FASB issued ASU 2018-13, Fair Value Measurement - Disclosure Framework (Topic 820). The updated guidance improves the disclosure requirements on fair value measurements. This ASU is effective January 1, 2020 for the Plan and early adoption is permitted. Plan management chose not to early adopt and does not believe this guidance will have a significant impact on the Plan's financial statements.

Significant Provisions

The Plan was adopted effective August 31, 2013 to cause the accounts of all Murphy USA employees which were previously held by the Thrift Plan for Employees of Murphy Oil Corporation to be transferred to the Plan for employees of Murphy USA Inc. and its subsidiaries, all of which were 100% vested on the date the assets were transferred to the Plan and its related trust.  For new participants vesting service is 100% after completion of one full year of employment for the Discretionary Employer Contribution Accounts and three full years for the Profit Sharing Contribution Accounts.

The Plan assumed sole responsibility for the liabilities with respect to the transferred accounts of such Murphy USA employees.

The following is a summary of certain information related to the Plan, which is sponsored by Murphy USA Inc. ("Murphy") and administered by Murphy 's Employee Benefits Committee ("the Committee"). The Plan documents should be referred to for a complete description of the Plan's provisions.

Each employee, except leased or contract employees, of one of the following companies (identified herein collectively as "the Companies" and individually as "the Company") who is in Covered Employment as defined by the Plan may participate in the Plan.

A. Murphy USA Inc.

B.  Murphy Oil USA, Inc., a wholly owned subsidiary of Murphy, other than a hourly paid retail store based employee of Murphy Oil USA, Inc.

A participant may have the following Plan accounts to which amounts may be allotted by the participant or contributed by the Company, with limitations as indicated.

A.    Salary Deferral Account - participant's allotments up to a maximum of 25% of base pay for the year, but not to exceed $18,500 annually in 2018.
B. Matching Employer Contribution Account - Company contributions, dollar-for-dollar, based on the participant's allotments (up to a maximum of 6% of regular earnings including overtime) made to the Salary Deferral Account.

C. Employee Contribution Account - a non-highly paid participant's after-tax allotments up to a maximum of 10% of base pay for the year. If highly paid, no after-tax allotments are allowed.
D. Deductible Contribution Account - participant's allotments to this account have not been allowed after December 31,1986, but established accounts have been allowed to remain.
E. Minimum 401(k) Contribution Account - participant's allotments to this account have not been allowed after March 31,1992, but established accounts have been allowed to remain.
F. Rollover Account - contributions made by an employee from a prior qualified plan.

G. Discretionary Employer Contribution Account - Company discretionary contributions began on a quarterly basis beginning January 1, 2000, of similar amounts to each of certain Retail Business store managers for initial investment in the Murphy Stock Fund.  A vested participant may redirect this investment to the other options described in Note 3.  Participation in this account became frozen as of September 1, 2003. The last Company discretionary contribution was made as of September 30, 2004, which completed this option and is now closed.

H. Catch-Up Contribution Account - participant's allotments for all eligible employees who have attained age 50 before the close of the Plan year and are contributing the maximum pre-tax amount permitted by the Plan, up to a maximum of 75% of base pay for the year, but not to exceed $6,000 for 2018.

I. Discretionary Profit-Sharing Contribution Account - Company discretionary contributions began at the inception of the Plan.  Contributions included in the 2018 period were based on the established contribution rates applied to the pro-rata base pay plus annual bonus of the eligible participants.

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

At the date the assets were transferred to the Plan, all active participants were vested in all Company contributions.  Any amounts contributed by the Companies that are forfeited by participants in accordance with provisions of the Plan are applied to reduce subsequent contributions by the Companies.

A withdrawal from either a Salary Deferral Account or Catch-up Contribution Account is not permissible except upon a finding that a hardship exists as defined by federal tax regulations, upon the attainment of age 59½ or upon termination.  After a hardship withdrawal from a Salary Deferral Account, participation in the Salary Deferral Account and Matching Employer Contribution Account is suspended for six months.  A withdrawal from a Rollover Account is permitted at any time without any penalty or suspension.

Withdrawals from Employee Contribution Accounts or Deductible Contribution Accounts must be at least $250 and may not be made until at least 12 months after the most recent such withdrawal. No participation penalty is applied to such a withdrawal.

A withdrawal from a Minimum 401(k) Contribution Account is not permissible except upon termination.

A vested participant may withdraw from a Discretionary Employer Contribution Account under guidelines established by the Committee that are uniformly applicable to all participants.

Any taxable income distributed to a participant may be subject to a 10% penalty tax under the Tax Reform Act of 1986. A $20 fee is charged for an in-service nonhardship withdrawal.

A vested in-service participant may borrow a minimum of $500 and a maximum equal to the lesser of (a) $50,000 less the highest outstanding loan balance(s) in the last twelve months or (b) 50% of their vested account balance.  A participant may have one general-purpose loan and one residential loan outstanding at any one time.  A residential loan must be approved by the Committee.  The term of each loan will be in whole years, with maximums of five years for a general-purpose loan and 15 years for a residential loan.  Loan repayments, including interest at the prime rate as of the beginning of the loan period, are made into the participant's account through after-tax payroll deductions.  Each loan has a $35 initiation fee and a $15 quarterly maintenance fee.  Interest rates on outstanding loans at December 31, 2018 range from 3.25% to 6.25%.

Upon retirement, disability, or death of a participant, the participant or his/her designated beneficiary has the option to receive settlement in a lump sum or installment payments over a period of time not to exceed the actuarial life of the participant.

Investment Options

Each Plan participant may invest contributions in one or more of 25 investment options within the Master Trust. A participant determines how each of his or her accounts is divided among the different options, but any division of a participant's allotment and Company contributions must be in whole percentages. Account balance transfers must be a minimum of 1% of the account balance.

Obligation for Contributions to the Plan

The Companies have voluntarily agreed to make contributions to the Plan based on each participant's allotments to the Salary Deferral Account subject to a maximum of 6% of the participant's regular earnings including overtime.  For the period from January 1, 2018 to December 31, 2018 these contributions were $4,254,014. Although the Companies have not expressed any intent to terminate the Plan, they may do so at any time.

The Companies may make contributions to the Profit Sharing component of the Plan at their discretion. Contributions are determined based on the participant's attained whole years of age and attained whole years of vesting service determined as of the first day of the Plan year. The percentage of compensation to be contributed is determined by the sum of those two numbers. If the sum is (1) less than 50, the applicable rate is 5.0%, (2) 50 but less than 70, the applicable rate is 7.0%, and (3) 70 and higher, the applicable rate is 9.0%. However, these rates shall not apply to a store manager in the marketing service station operations as they are entitled to a profit sharing contribution of 5.0% of their compensation (base pay plus bonus, excluding overtime, commissions and other forms of extra pay) for the Plan Year. Employees become eligible for the profit sharing contribution after completing one year of vesting service and must be actively employed by Company on the last day of a plan year. For the period from January 1, 2018 to December 31, 2018 these contributions were $6,684,063 and will be funded in 2019. Therefore, this amount is recorded as a receivable from the Plan sponsor.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of the Murphy Oil Corporation common stock and Murphy USA Inc. common stock allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any shares for which instructions have not been given by the participant.

Administrative Expenses

Murphy pays certain costs of Plan administration. Trustee fees and related expenses will be paid by either the Plan or by participants' fees.

Plan Termination

Although it has not expressed an intention to do so, Murphy USA Inc. has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.
Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Forfeited Accounts

Forfeitures may arise if a participant's separation from service occurs before the three-year vesting period for the Profit Sharing Contribution Accounts. Forfeited non-vested amounts were used to reduce employer contributions by $150,000, for the 2017 Plan year. At December 31, 2018, there were $174,017 funds in forfeited non-vested accounts and at December 31, 2017, there were $54,342.

Transfers Between Fair Value Hierarchy Levels

Transfers in and out of Level 1 (quoted market prices), Level 2 (other significant observable inputs) and Level 3 (significant unobservable inputs) are recognized on the actual transfer date.

2. Master Trust Net Assets

The assets of the Plan are commingled in a Master Trust with the assets of another plan sponsored by Murphy USA Inc.  Fidelity Management Trust Company ("FMTC"), Boston, Massachusetts, is the Trustee.  The Master Trust had no nonparticipant-directed investments related to the Plan.

The Master Trust for Murphy USA Inc. was established August 31, 2013, concurrent with the separation from Murphy Oil Corporation. Assets for the Plan were held in the Master Trust for Murphy Oil Corporation prior to the transfer of the assets on September 7, 2013.

The following table presents the net assets of the Master Trust at December 31, 2018 and 2017 by type of investment.

Investments at fair value	2018	2017
Common Stock
Murphy USA Inc.	$8,342,038	$8,332,401
Murphy Oil Corporation	2,147,375	3,010,734
Common stock	$10,489,413	$11,343,135
Common/collective trust	9,973,920	7,027,800
Registered investment companies	83,385,701	86,173,360
Net assets	$103,849,034	$104,544,295

The beneficial interests of the participating plans in the net assets of the Master Trust at December 31, 2018 and 2017 were as follows.

Plan Name	2018	2017
Murphy USA Inc. Savings Plan	$93,209,529	$91,456,296
Murphy USA Inc. Profit Sharing Plan	10,639,505	13,087,999
Net Assets	$103,849,034	$104,544,295

The net increase in the net assets of the Master Trust for the year ended December 31, 2018 and 2017, excluding participants allotments, Company contributions, and benefit payments, was as follows.

Investment Income	2018	2017
Dividends and interest	$6,329,286	$3,855,148
Net appreciation (depreciation) in market value of investments	(13,672,018)	11,291,072
Total investment income (loss)	(7,342,732)	15,146,220
Administrative expenses	(44,846)	(37,729)
Net investment income (loss)	$(7,387,578)	$15,108,491

 The beneficial interests of the participating plans in the net investment loss of the Master Trust net assets for the year ended December 31, 2018 is as follows.

Plan Name	2018
Murphy USA Inc. Savings Plan	$(6,656,405)
Murphy USA Inc. Profit Sharing Plan	(731,173)
Net investment loss	$(7,387,578)

The beneficial interests of the participating plans in the net assets of the Master Trust and the net investment income (loss) of the Master Trust are allocated in accordance with each participant's account balance. Quoted market prices are used to determine the fair value of investments in the registered investment companies and the common stock.  Participant loans receivable are valued at cost plus accrued interest, which approximates fair value.  Purchases and sales of securities are recorded on a trade date basis. Interest is recorded as earned and dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in market value of common stock and registered investment companies includes realized gains (losses) and unrealized appreciation (depreciation) in the fair value of these investments.

The Plan invests in a common collective trust ("CCT") with FMTC.  FMTC maintains the contributions in a general account.  The Plan's interest in the CCT is valued at the net asset value of the underlying investments reported by the issuer.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at net asset value daily.  There are no reserves against net asset value for credit risk of the contract issuer or otherwise.

The CCT does not permit the insurance companies or financial institutions to terminate the agreement prior to the scheduled maturity date.

3. Risk and Uncertainties

The Plan, through its investment in the Master Trust, provides for investment in various investment securities.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

Murphy USA Inc. Savings Plan
Notes to Financial Statements

4. Related Party Transactions

Fidelity Investments Institutional Operations Company, Inc. ("FIIOC") handles record keeping and administration of the Plan and the Master Trust.  Certain of the Plan's investment options are in mutual funds managed by Fidelity Management & Research Company ("FMRC").  FIIOC and FMRC are both affiliates of Fidelity Management Trust Company ("FMTC"), who is the Trustee for the Plan and also manages the Managed Income Portfolio I.  FMRC's fees were deducted from the earnings of the mutual funds it manages.  Total trustee and administrative fees paid from the Master Trust in the 2018 period were $44,846. The Master Trust paid $25,569 in trustee and administrative fees to FMTC and FIIOC in 2018 for the Savings Plan and also $19,277 for the other plan included in the Master Trust.  In addition, the Plan provides for investment in Murphy USA Inc. and Murphy Oil Corporation common stock and participant loans, which also qualify as party-in-interest transactions.  Contributions into the MUSA Stock Fund totaled $1,529,945 for the year ended December 31, 2018, while distributions out of the MUSA Stock Fund totaled $1,204,070. These transactions are covered by exemptions from the "prohibited transactions" provisions of ERISA and the Internal Revenue Code of 1986, as amended.

5. Income Taxes

The Committee believes that the Plan meets the necessary requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended, and accordingly, that the related Master Trust is exempt from taxation under the provisions of Section 501(a) of the Internal Revenue code of 1986, as amended. As a Cycle "A" filer, Murphy USA requested a new determination letter from the IRS under the cycle that opened in the year 2016. In a letter dated March 23, 2018, the Internal Revenue Service informed the Company that the Plan and Master Trust are designed in accordance with applicable sections of the Internal Revenue Code of 1986 as amended. Until cash or shares are withdrawn from the Plan by a participant or a participant's beneficiary, no income tax is payable by the participant/beneficiary on: contributions made by the Company on the participant's behalf, allotments made by the participant pursuant to the Economic Recovery Tax Act of 1981, or the participant's proportional share of the investment income of the Master Trust.

6. Assets at Fair Value

The Company carries certain assets at fair value in its Statements of Net Assets Available for Benefits.

The fair value hierarchy is based on the quality of inputs used to measure fair value, with Level 1 being the highest quality and Level 3 being the lowest quality.  Level 1 inputs are quoted prices in active markets for identical assets or liabilities.  Level 2 inputs are observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.  Level 3 inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying Statement of Net Assets Available for Benefits, as well as the general classification of such instruments pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the year ended December 31, 2018.

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  Level 1 securities include common stock and mutual funds.  If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.  Level 2 securities include common/collective trust.  The common/collective trust's fair value is based on the fair value of the underlying investments held by the fund less its liabilities.  In certain cases where Level 1 or Level 2 inputs are not available, securities or other investments would be classified within Level 3 of the hierarchy.  There are no level 3 investments.

There are no assets or liabilities measured at fair value on a nonrecurring basis.

Murphy USA Inc. Savings Plan
Notes to Financial Statements

Recurring Measurements

The following table presents sets forth by level, within the fair value hierarchy, the Master Trust's assets at fair value as of December 31, 2018 and 2017.

		Fair Value Measurements Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
December 31, 2018	Fair Value	(Level l)	(Level 2)	(Level 3)
Common stock	$10,489,413	10,489,413	—	—
Registered investment companies	83,385,701	83,385,701	—	—
Common/collective trust	9,973,920	—	9,973,920	—
Total at Fair Value	$103,849,034	93,875,114	9,973,920	—

		Fair Value Measurements Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
December 31, 2017	Fair Value	(Level l)	(Level 2)	(Level 3)
Common stock	$11,343,135	11,343,135	—	—
Registered investment companies	86,173,360	86,173,360	—	—
Common/collective trust	7,027,800	—	7,027,800	—
Total at Fair Value	$104,544,295	97,516,495	7,027,800	—

The above table does not include Participant loans receivable in the amount of $3,223,678 for 2018 and $2,745,136 for 2017.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2018, to Form 5500:

2018
Net assets available for benefits per the financial statements	$103,117,270
Contract to fair value adjustment for common collective trust	(82,415)
Net assets available per Form 5500	$103,034,855

Murphy USA Inc. Savings Plan
Notes to Financial Statements

The following is a reconciliation of net increase in net assets available for benefits per the financial statements at December 31, 2018, to Form 5500:

2018
Net increase in net assets available for benefits per the financial statements	$2,393,553
Forfeiture utilized to fund portion of contribution receivable	150,000
Contract to fair value adjustment for common collective trust beginning of year	19,947
Contract to fair value adjustment for common collective trust end of year	(82,415)
Net increase in net assets available per Form 5500	$2,481,085

Schedule I

Murphy USA Inc. Savings Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

Identity of issue/description of investment	Current value

Beneficial interest in Master Trust*	$93,209,529
Notes receivable from participants**	3,223,678
$96,433,207

*The Plan's beneficial interest in the Master Trust includes investments in certain funds that represent a party-in-interest.
**Party-in-interest. Interest rates between 3.25% and 6.25% (see Note 1).

Murphy USA Inc. Savings Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly  caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

MURPHY USA INC. SAVINGS PLAN

Date:	June 26, 2019	By:/s/ Terry Hatten

Terry Hatten
Senior Vice President, Human Resources and
Chair of Employee Benefits Committee, Murphy USA Inc.